UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)

BOSTON RESTAURANT ASSOCIATES, INC.

(Name of Issuer)

Common Stock, $.01 par value per share

(Title of Class of Securities)

101122109

(CUSIP Number)

August 17, 2006

(Date of Event which Requires Filing of this Statement)

Dolphin Offshore Partners, L.P.
c/o Dolphin Asset Management Corp.
129 East 17th Street
New York, New York 10003
Telephone: (212) 982-5071
Attn: Peter E. Salas

with a copy to:

Gary J. Simon
Hughes Hubbard & Reed LLP
One Battery Park Plaza
New York, New York 10004
Telephone: (212) 837-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Peter E. Salas S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,017,095
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,017,095
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,017,095
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.4%
14	TYPE OF REPORTING PERSON* IN

1	NAME OF REPORTING PERSONS Dolphin Management Inc. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,017,095
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,017,095
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,017,095
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.4%
14	TYPE OF REPORTING PERSON* CO

1	NAME OF REPORTING PERSONS Dolphin Advisors, LLC S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,531,507
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,531,507
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,531,507
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.2%
14	TYPE OF REPORTING PERSON* CO

1	NAME OF REPORTING PERSONS Dolphin Offshore Partners, L.P. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,585,588
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,585,588
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,585,588
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.1%
14	TYPE OF REPORTING PERSON* PN

1	NAME OF REPORTING PERSONS Dolphin Direct Equity Partners, L.P. S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Intentionally Omitted)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,531,507
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,531,507
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,531,507
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.2%
14	TYPE OF REPORTING PERSON* PN

This Amendment (this “Amendment No. 6”) is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):  Peter E. Salas (“Mr. Salas”), Dolphin Management Inc., a New York corporation (“Dolphin Management”), Dolphin Advisors, LLC, a New York limited liability company (“Dolphin Advisors”), Dolphin Offshore Partners, L.P., a Delaware limited partnership (“Dolphin Offshore”), and Dolphin Direct Equity Partners, L.P., a Delaware limited partnership (“Dolphin Direct”). Mr. Salas, Dolphin Management, Dolphin Advisors, Dolphin Offshore and Dolphin Direct are collectively referred to as the “Reporting Persons.” Mr. Salas is a United States citizen.

This Amendment No. 6 amends the Schedule 13D originally filed by the Reporting Persons with the Commission on September 23, 2005 (the “Original Schedule 13D”), as amended by Amendment No. 2 filed with the Commission on October 12, 2005 (“Amendment No. 2”), Amendment No. 3 filed with the Commission on December 13, 2005 (“Amendment No. 3”), Amendment No. 4 filed with the Commission on March 24, 2006 (“Amendment No. 4”) and Amendment No. 5 filed with the Commission on July 25, 2006 (“Amendment No. 5”). The Original Schedule 13D, together with Amendment Nos. 2, 3, 4 and 5, are collectively referred to as the “Schedule 13D.”

All terms used but not defined in this Amendment No. 6 are as defined in the Schedule 13D. The summary descriptions (if any) contained herein of certain agreements and documents are qualified in their entirety by reference to the complete text of such agreements and documents filed as Exhibits hereto or incorporated herein by reference.

Item 3 of the Schedule 13D is amended and supplemented as follows:

Item 3.  Source and Amount of Funds or Other Consideration

On July 12, 2006, Dolphin Direct entered into an Equity Line Financing Agreement (the “Original Equity Line Agreement”), a copy of which was previously filed herewith as Exhibit 7 and is incorporated herein by reference, pursuant to which Dolphin Direct would purchase in private transactions, under certain conditions and following the proper delivery of applicable draw down notices, such number of shares (the “Original Bridge Shares”) of Series A Participating Preferred Stock, $.01 par value per share (“Series A Participating Preferred Stock”), at the initial purchase price per share of $.85, as would have been purchased by an aggregate purchase price of up to $1,200,000. As Series A Participating Preferred Stock, the terms of the Original Bridge Shares would have been identical to those of the outstanding shares of Series A Participating Preferred Stock held by Dolphin Offshore, including the convertibility of each Original Bridge Share into one share of the Company’s common stock, $.01 par value per share, and the joinder of Dolphin Direct to the Rights Agreement as a party thereto for purposes and to the extent of all Original Bridge Shares purchased by Dolphin Direct under the Original Equity Line Agreement.  The foregoing description of the Original Equity Line Agreement does not purport to be complete and is qualified in its entirety by reference to such Exhibit 7.

Notwithstanding the foregoing and the filing of Amendment No. 5, the transactions contemplated by the Original Equity Line Agreement were never consummated and on August 17,

2006 the parties entered into an Amended and Restated Equity Line Financing Agreement (the “Restated Equity Line Agreement”) dated as of August 16, 2006, a copy of which is filed herewith as Exhibit 8 and is incorporated herein by reference, pursuant to which Dolphin Direct would purchase in private transactions, under certain conditions and following the proper delivery of applicable draw down notices, such number of shares of Series B Preferred Stock, $.01 par value per share (the “Bridge Shares”), at the initial purchase price per share of $.70, as would be purchased by an aggregate purchase price of up to $1,200,000. The terms of the Bridge Shares are identical in all respects to those of the Series A Participating Preferred Stock, including the convertibility of each Bridge Share into one share of the Company’s common stock, $.01 par value per share and the joinder of Dolphin Direct to the Rights Agreement as a party thereto for purposes and to the extent of all Bridge Shares purchased by Dolphin Direct under the Equity Line Agreement; provided that, unlike the Series A Participating Preferred Stock and as would have been the case with the Original Bridge Shares, the Bridge Shares earn cash dividends at 8% per quarter and are not “participating” (i.e., will not be entitled to also receive in the Merger an amount equal to the product of the number of shares of common stock into which the Bridge Shares are convertible immediately prior to the Merger and $.70). As such, in the event of the consummation of the Merger Agreement, the Bridge Shares will be cashed out at their purchase price plus accrued dividends without other entitlement, whereas the Original Bridge Shares would have been cashed out at the original purchase price, without dividends, but also with a full payment of the merger consideration per share (currently, an additional $.70 per share). The foregoing description of the Original Equity Line Agreement and the Restated Equity Line Agreement does not purport to be complete and is qualified in its entirety by reference to Exhibits 7 and 8.

On July 14, 2006, the Company submitted an initial draw down notice to Dolphin Direct regarding the sale to Dolphin Direct pursuant to the Original Equity Line Agreement, which draw down notice is now applicable to the Restated Equity Line Agreement, for an aggregate exercise price of $600,000, which sale is scheduled to close on or before August 23, 2006. Such amount, at $.70 per share, represents an initial takedown under the Restated Equity Line Agreement of an initial 857,142 Bridge Shares. On August 16, 2006, the Company submitted a second draw down notice to Dolphin Direct regarding the sale to Dolphin Direct pursuant to the Restated Equity Line Agreement for an aggregate exercise price of the remaining $600,000 covered thereby for an additional 857,142 Bridge Shares, which sale also is scheduled to close on or before August 23, 2006. Consequently, on such date the Company expects to consummate the sale of a total of 1,714,284 Bridge Shares.

Under the terms of the Merger Agreement (as defined in Item 4), the common stockholders of the Company, with the potential exception of the shares of common stock held by George R. Chapdelaine, Fran V. Ross, Anthony Buccieri, and John P. Polcari Jr. (collectively, the “Contributing Stockholders”), would be entitled to receive an amount equal to $0.70, without interest, per share of common stock. Each of the Contributing Stockholders is either an executive officer of the Company or a member of the board of directors of the Company or both. Pursuant to the terms of the certificate of designation relating to the 470,588 shares of Series A Participating Preferred Stock owned by Dolphin Offshore, as a result of the Merger Agreement each holder of such shares would be entitled to receive upon closing a liquidation preference as set forth in such certificate of designation, without interest, plus the product of the number of shares of common stock that such shares of preferred stock are convertible and $.70, without interest. Pursuant to the terms of the certificate of designation relating to Dolphin Direct’s 1,714,284 Bridge Shares, as a result of the Merger Agreement each holder of such shares would be entitled to receive upon closing a liquidation preference as set forth in such certificate of designation, plus accrued dividends. The outstanding share amounts set forth above are subject to the pre-emptive rights regarding the Bridge Shares pursuant to the Rights Agreement that is incorporated herein by reference and appears as Exhibit 2 to this Schedule 13D, none of which rights are expected to be exercised.

Item 4 of the Schedule 13D is amended and supplemented as follows:

Item 4.  Purpose of Transaction

The purpose of the Restated Equity Line Agreement and the transactions contemplated thereby is to provide financing to the Company for the build-out of the Company’s proposed new facility to be located in Medford, Massachusetts, as to which the Company recently entered into a lease and requires immediate financing.

On March 17, 2006, Boston Restaurant Associates, Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Company, Dolphin Direct and Braidol Acquisition Corp., a wholly owned subsidiary of Dolphin Direct (“Merger Sub”), whereby Merger Sub will merge (the “Merger”) with and into the Company with the Company surviving the Merger. Under the terms of the Merger Agreement, the common stockholders of the Company, with the potential exception of the shares of common stock held by the Contributing Stockholders, would be entitled to receive an amount equal to $0.70, without interest, per share of common stock. Each of the Contributing Stockholders is either an executive officer of the Company or a member of the board of directors of the Company or both. The holders of the respective series of the Company’s outstanding shares of preferred stock, as a result of the Merger Agreement, would be entitled to receive the amounts described in Item 3 above. The consummation of the Merger is subject to customary closing conditions, including the approval of the stockholders of the Company. The Company is required to pay certain of Dolphin group’s expenses.

As of the date hereof, the Reporting Persons hold 54.4% of the Company’s common stock. Peter Salas, a member of the Company’s Board of Directors, is President of Dolphin Asset Management Corp., an affiliate of Dolphin, and its related companies.

The Company has filed with the Securities and Exchange Commission (the “SEC”) a preliminary proxy statement and other relevant documents in connection with the proposed Merger. INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. Investors and security holders may obtain a free copy of the proxy statement and other documents filed by the Company with the SEC, when they become available, at the SEC's web site at http://www.sec.gov. The Company and its directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from its security holders in connection with the proposed Merger. Information concerning the interests of the Company's participants in the solicitation is set forth in the Company's most recent proxy statement and Annual Report on Form 10-K (filed with the SEC on August 8, 2005 and June 30, 2006, respectively) and will be set forth in the proxy statement relating to the Merger when it becomes available.

Item 5 of the Schedule 13D is amended and supplemented as follows:

Item 5.  Interest of Securities of the Issuer

(a)  As of the date of this Schedule 13D/A, as discussed above, the Reporting Persons may be deemed to be a group as defined in Rule 13d-5(b) under the Exchange Act and, as such a group, may be deemed to beneficially own an aggregate of 5,017,095 shares of Common Stock, which constitute approximately 54.4% of the outstanding shares Common Stock, based on 7,035,170 shares of Common Stock outstanding as of June 29, 2006 pursuant to the Company's Form 10-K for the fiscal year ended April 30, 2006, on which are based all of the percentages of outstanding shares of Common Stock set forth herein. The foregoing and all other amounts of beneficial ownership set forth herein are calculated pursuant to Rule 13d-3 under the Exchange Act.

As of the date hereof, Mr. Salas, by virtue of his relationship to Dolphin Management, may be deemed to beneficially own all 5,017,095shares of Common Stock referred to above, which constitute approximately 54.4% of the outstanding shares of Common Stock. As of the date hereof, Dolphin Management, by virtue of its relationship with respect to Dolphin Offshore and Dolphin Advisors, may be deemed to beneficially own all 5,017,095 shares of Common Stock referred to above, which constitute approximately 54.4% of the outstanding shares of Common Stock. As of the date hereof, Dolphin Offshore, by virtue of its ownership of record of 1,115,000 shares of Common Stock and 470,588 shares of Series A Participating Preferred Stock, which are convertible into the same number of shares of Common Stock, may be deemed to beneficially own the aggregate 1,585,588 shares of Common Stock referred to above, which shares constitute approximately 21.1% of the outstanding shares of Common Stock. As of the date hereof, Dolphin Direct, by virtue of its ownership of record of 1,717,223 shares of Common Stock and the 1,714,284 Bridge Shares, which are convertible into the same number of shares of Common Stock, may be deemed to beneficially own the aggregate 3,431,507 shares of Common Stock referred to above, which constitute approximately 39.2% of the outstanding shares of Common Stock. As of the date hereof, Dolphin Advisors, by virtue of its relationship with respect to Dolphin Direct, may be deemed to beneficially own the 3,431,507 shares referred to above, which constitute approximately 39.2% of the outstanding shares of Common Stock. Each of Mr. Salas, Dolphin Management, Dolphin Offshore, Dolphin Direct and Dolphin Advisors, without implying the beneficial ownership of Common Stock by any other Reporting Person other than as expressly set forth herein, disclaims beneficial ownership of any shares beneficially owned by any other Reporting Person. In addition, (i) each of Dolphin Advisors and Dolphin Direct disclaims beneficial ownership of any of the 1,585,588 shares referred to herein as beneficially owned by Mr. Salas, Dolphin Management and Dolphin Offshore, and (ii) Dolphin Offshore disclaims beneficial ownership of any of the 3,431,507 shares referred to herein as beneficially owned by Dolphin Advisors and Dolphin Direct.

(b)   By virtue of the foregoing relationships, Mr. Salas is deemed to solely have, and each of Dolphin Management and Dolphin Offshore is deemed to share, the power to vote or direct the vote of, and to dispose or direct the disposition of, the 1,585,588 shares of Common Stock referred to above. By virtue of the foregoing relationships, Mr. Salas is deemed to solely have, and each of Dolphin Management, Dolphin Advisors and Dolphin Direct is deemed to share, the power to vote or direct the vote of, and to dispose or direct the disposition of, the 3,431,507 shares referred to above. Although being deemed members of the group referred to above, neither Dolphin Advisors nor Dolphin Direct has or shares the power to vote or direct the vote of, or to dispose or direct the disposition of, the 1,585,588 shares of Common Stock referred to above and Dolphin Offshore does not have or share the power to vote or direct the vote of, or to dispose or direct the disposition of, the 3,431,507 shares referred to above.

(c)   The only transactions by any Reporting Person in any securities of the Company since the most recent amendment to this Schedule 13D is the purchase of the 1,714,284 Bridge Shares, as described above, pursuant to the Restated Equity Line Agreement at a purchase price of $.70 per share. No purchase of Original Bridge Shares, as contemplated by Amendment No. 5, was ever consummated.

(d)   Each of the Reporting Persons affirms that no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or (except with respect to the Adjustment) the proceeds from the sale of, the shares of Common Stock or preferred stock deemed to be beneficially owned by such Reporting Person.

(e)   Not applicable.
Item 6 of the Schedule 13D is amended and supplemented as follows:

Item 6.  Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

The shares referred to herein were purchased pursuant to the Stock Purchase Agreement as described in the Schedule 13D and the Restated Equity Line Agreement as described in this Amendment. The Reporting Persons retain complete, independent economic control over their respective investments in the shares as described herein, and none of them has made any specific agreement, commitment or arrangement regarding disposition thereof or of the shares of Common Stock issuable upon conversion of the preferred stock.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto, which agreement is included as an exhibit hereto.

Item 7 of the Schedule 13D is amended and supplemented as follows:

Item 7.	Material to be filed as Exhibits

Exhibit 1.
Subscription Agreement between Dolphin Offshore Partners, L.P. and Boston Restaurant Associates, Inc. dated as of January 20, 2005. Incorporated by reference to Exhibit 3 to the Company’s Current Report on Form 8-K dated January 20, 2005.

Exhibit 2.
Rights Agreement between Dolphin Offshore Partners, L.P. and Boston Restaurant Associates, Inc. dated as of January 20, 2005. Incorporated by reference to Exhibit 1 to the Company’s Current Report on Form 8-K dated January 20, 2005.

Exhibit 3.	Letter to Boston Restaurant Associates, Inc. on behalf of Dolphin Direct Equity Partners, L.P. dated December 7, 2005. Previously filed.
Exhibit 4.	Schedule 13D Joint Filing Agreement. Previously filed.
Exhibit 5.	Stock Purchase Agreement dated as of October 10, 2005 by and among Dolphin Direct Equity Partners, L.P., Roger Lipton, Mary Lipton and RHL Associates, L.P. Previously filed.
Exhibit 6.
Merger Agreement dated as of March 17, 2006 by and among Dolphin Direct Equity Partners, L.P., Boston Restaurant Associates, Inc. and Braidol Acquisition Corp. Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated March 22, 2006.

Exhibit 7.
Equity Line Financing Agreement dated as of July 12, 2006 by and among Dolphin Direct Equity Partners, L.P. and Boston Restaurant Associates, Inc. Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated July 12, 2006

Exhibit 8.
Amended and Restated Equity Line Financing Agreement dated as of August 16, 2006 by and among Dolphin Direct Equity Partners, L.P. and Boston Restaurant Associates, Inc. Incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K dated August 17, 2006

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.

August 18, 2006

/s/ Peter E. Salas
PETER E. SALAS

DOLPHIN MANAGEMENT INC.

By:	/s/ Peter E. Salas
Name:	Peter E. Salas
Its:	President

DOLPHIN OFFSHORE PARTNERS, L.P.

By:	Dolphin Management Inc.
Its:	Managing Partner

By:	/s/ Peter E. Salas
Name:	Peter E. Salas
Its:	President

DOLPHIN ADVISORS, LLC

By:	Dolphin Management Inc.
Its:	Managing Member

By:	/s/ Peter E. Salas
Name:	Peter E. Salas
Its:	President

DOLPHIN DIRECT EQUITY PARTNERS, LP

By:	Dolphin Advisors, LLC
Its:	Managing Partner

By:	Dolphin Management, Inc.
Its:	Managing Member

By:	/s/ Peter E. Salas
Name:	Peter E. Salas
Its:	President